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                                                                  EXHIBIT (e)(1)

                   SELECTED SECTIONS OF THERMO SENTRON INC.'S
           PROXY STATEMENT FOR ITS 1999 ANNUAL MEETING OF STOCKHOLDERS

COMPENSATION OF DIRECTORS

         CASH COMPENSATION

         Outside directors receive an annual retainer of $2,000 and a fee of $1,000 per meeting for attending regular meetings of the board of directors and $500 per meeting for participating in meetings of the board of directors held by means of conference telephone and for participating in certain meetings of committees of the board of directors. Payment of directors' fees is made quarterly. Messrs. Armstrong, Keiser and Ribich are all employees of Thermo Electron or its subsidiaries and do not receive any cash compensation from the Corporation for their services as directors. Directors are also reimbursed for out-of-pocket expenses incurred in attending such meetings.

         DEFERRED COMPENSATION PLAN

         Under the Corporation's deferred compensation plan for directors (the "Deferred Compensation Plan"), a director has the right to defer receipt of his cash fees until he ceases to serve as a director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Corporation that is not approved by the board of directors, deferred amounts become payable immediately. Either of the following is deemed to be a change in control: (a) the acquisition, without the prior approval of the board of directors, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermedics or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the board of directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermedics or 25% or more of the outstanding common stock of Thermo Electron to constitute a majority of the board of directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of the Corporation's Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. A total of 25,000 shares of Common Stock has been reserved for issuance under the Deferred Compensation Plan. As of January 2, 1999, deferred units equal to approximately 2,470 shares of Common Stock were accumulated under the Deferred Compensation Plan.

         DIRECTORS STOCK OPTION PLAN

         The Corporation's directors stock option plan (the "Directors Plan") provides for the grant of stock options to purchase shares of Common Stock of the Corporation to outside directors as additional compensation for their service as directors. The Directors Plan provides for the grant of stock options upon a director's initial appointment and, beginning in 2000, awards options to purchase 1,000 shares annually to outside directors. A total of 100,000 shares of Common Stock has been reserved for issuance under the Directors Plan.

         Under the Directors Plan, each outside director who joined the board of directors prior to or during 1996 was granted an option to purchase 15,000 shares of Common Stock upon the effective date of the Corporation's initial public offering. The size of awards to new directors appointed to the board of directors after 1996 is reduced by 3,750 shares in each subsequent year. Outside directors who join the board of directors after 1999 would not receive an option grant upon their appointment or election to the board of directors, but would be eligible to participate in the annual option awards described below. Options evidencing initial grants to directors are exercisable six months after the date of grant. The shares acquired upon exercise are subject to restrictions on transfer and the right of the Corporation to repurchase such shares at the exercise price in the event the director ceases to serve as a director of the Corporation or


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any other Thermo Electron company. The restrictions and repurchase rights lapse or are deemed to have lapsed in equal annual installments of 3,750 shares per year, starting with the first anniversary of the grant date, provided the director has continuously served as a director of the Corporation or any other Thermo Electron company since the grant date. These options expire on the fifth anniversary of the grant date, unless the director dies or otherwise ceases to serve as a director of the Corporation or any other Thermo Electron company prior to that date.

         Outside directors will also receive an annual grant of options to purchase 1,000 shares of Common Stock commencing with the Annual Meeting of the Stockholders to be held in 2000. The annual grant will be made at the close of business on the date of each Annual Meeting of the Stockholders of the Corporation to each outside director then holding office. Options evidencing annual grants will be exercisable at any time from and after the six-month anniversary of the grant date of the option and prior to the expiration of the option on the third anniversary of the grant date. Shares acquired upon exercise of the options would be subject to repurchase by the Corporation at the exercise price if the recipient ceased to serve as a director of the Corporation or any other Thermo Electron company prior to the first anniversary of the grant date.

         The exercise price for options granted under the Directors Plan is the average of the closing prices of the Common Stock as reported on the American Stock Exchange (or other principal market on which the Common Stock is then traded) for the five trading days immediately preceding and including the date of grant, or, if the shares are not then publicly traded, at the last price per share paid by third parties in an arms-length transaction prior to the option grant. As of January 31, 1999, options to purchase 30,000 shares of Common Stock were outstanding under the Directors Plan, no options had lapsed or been exercised, and options to purchase 70,000 shares of Common Stock were reserved and available for future grant.

EXECUTIVE RETENTION AGREEMENTS

         Thermo Electron has entered into agreements with certain executive officers and key employees of Thermo Electron and its subsidiaries that provide severance benefits if there is a change in control of Thermo Electron and their employment is terminated by Thermo Electron "without cause" or by the individual for "good reason", as those terms are defined therein, within 18 months thereafter. For purposes of these agreements, a change in control exists upon
(i) the acquisition by any person of 40% or more of the outstanding common stock or voting securities of Thermo Electron; (ii) the failure of the Thermo Electron board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of Thermo Electron's board on the date of the agreement or who subsequent to the date of the agreement were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election; (iii) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving Thermo Electron or the sale or other disposition of all or substantially all of the assets of Thermo Electron unless immediately after such transaction (a) all holders of Thermo Electron common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and
(b) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or (iv) approval by stockholders of a complete liquidation or dissolution of Thermo Electron.

         In 1998, Thermo Electron authorized an executive retention agreement with Mr. Ribich. This agreement provides that in the event Mr. Ribich's employment is terminated under the circumstances described above, he would be entitled to a lump sum payment equal to the sum of (a) one times his highest annual base salary in any 12 month period during the prior five-year period, plus (b) one times his highest annual bonus in any 12 month period during the prior five-year period. In addition, Mr. Ribich would be provided benefits for a period of one year after such termination substantially equivalent to the benefits package he would have been otherwise entitled to receive if he was not terminated. Further, all repurchase rights of Thermo Electron and its subsidiaries shall lapse in their entirety with respect to all options that Mr. Ribich holds in Thermo Electron and its subsidiaries, including the Corporation, as of the date of the


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change in control. Finally, Mr. Ribich would be entitled to a cash payment equal to $15,000, to be used toward outplacement services.

         Assuming that the severance benefits would have been payable as of January 1, 1999, the lump sum salary and bonus payment under such agreement to Mr. Ribich would have been approximately $275,000. In the event that payments under this agreement are deemed to be so called "excess parachute payments" under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Mr. Ribich would be entitled to receive a gross-up payment equal to the amount of any excise tax payable by him with respect to such payment plus the amount of all other additional taxes imposed on him attributable to the receipt of such gross-up payment.


                          RELATIONSHIP WITH AFFILIATES

         Thermo Electron has, from time to time, caused certain subsidiaries to sell minority interests to investors, resulting in several majority-owned private and publicly-held subsidiaries. Thermedics has created the Corporation as a publicly-held, majority-owned subsidiary. The Corporation and such other majority-owned Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries".

         Thermo Electron and each of the Thermo Subsidiaries recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Corporation, have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

         To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt or other obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and the Thermo Subsidiaries.

         The Charter currently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Corporation, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement and tax allocation agreement (if any) in


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effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. In addition, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

         As provided in the Charter, the Corporation and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services to the Corporation. The Corporation was assessed an annual fee equal to 0.8% of the Corporation's revenues for these services in fiscal 1998. The annual fee will remain at 0.8% of the Corporation's total revenues in fiscal 1999. The fee is reviewed annually and may be changed by mutual agreement of the Corporation and Thermo Electron. During fiscal 1998, Thermo Electron assessed the Corporation $790,000 in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Corporation. In 1998, the Corporation was billed an additional $58,239 by Thermo Electron for certain administrative services required by the Corporation that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Corporation upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Corporation ceases to be a member of the Thermo Group or ceases to be a participant in the Charter.

         In the event of a termination of the Services Agreement, the Corporation will be required to pay a termination fee equal to the fee that was paid by the Corporation for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Corporation or as required in order to meet the Corporation's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Corporation a fee equal to the market rate for comparable services if such services are provided to the Corporation following termination.

         The Corporation has entered into a Tax Allocation Agreement with Thermo Electron that outlines the terms under which the Corporation will be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Corporation will be included in such tax returns so long as Thermo Electron owns at least 80% of the outstanding common stock of Thermedics and Thermedics and Thermo Electron collectively own at least 80% of the outstanding Common Stock of the Corporation. In years in which the Corporation has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Corporation would have paid if it had filed its own separate company tax returns. If Thermedics' and Thermo Electron's equity ownership of the Corporation were to drop below 80%, the Corporation would file its own tax returns. In 1999, because Thermedics' and Thermo Electron's combined equity ownership of the Corporation now exceeds 80%, the Corporation will be included in Thermo Electron's consolidated tax returns and will be assessed for amounts due to Thermo Electron in accordance with the Tax Allocation Agreement.

         From time to time, the Corporation may transact business with other companies in the Thermo Group. During 1998 these transactions included the following:

         In June 1998, the Corporation borrowed $21 million from Thermo Electron pursuant to a promissory note due December 1998, bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The Corporation entered into this note in order to partially finance its acquisition of the three businesses that constituted the product-monitoring group of Graseby Limited, a subsidiary of Smiths Industries plc ("Graseby"), for $43,976,000 in cash, net of cash acquired, and the assumption of certain liabilities. In December 1998, the Corporation repaid $2 million of this amount and issued Thermo Electron a new promissory note for $19 million in exchange for the initial note. This note is due June 1999 and bears interest under the same terms as the initial note.


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         The Corporation acts as a distributor in Europe for process measurement instruments manufactured by another Thermo Subsidiary. In 1998, the Corporation purchased such products from this Thermo Subsidiary for $528,000.

         The Corporation, along with certain other Thermo Subsidiaries, participates in a notional pool arrangement with Barclays Bank, which includes a $71,017,000 credit facility. The Corporation has access to $6,266,000 under this credit facility. Only U.K.-based Thermo Subsidiaries participate in this arrangement. Under this arrangement the Bank notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. As of January 2, 1999, the Corporation had a negative cash balance of approximately $2,458,000, based on an exchange rate of $1.6708/GBP 1.00. For 1998, the average annual interest rate earned on GBP deposits by participants in this credit arrangement was approximately 7.7225% and the average annual interest rate paid on overdrafts was approximately 7.485%.

         Until mid-December 1998, the Corporation, along with certain other Thermo Subsidiaries, participated in a notional pool arrangement with ABN AMRO, which included a $29,719,000 credit facility. The Corporation had access to $2,654,000 under this credit facility. Only European-based Thermo Subsidiaries participated in this arrangement. Under this arrangement the Bank notionally combined the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement was then allocated based on balances attributable to the respective participants. Thermo Electron guaranteed all of the obligations of each participant in this arrangement. For 1998, the average annual interest rate earned on NLG deposits by participants in this credit arrangement was approximately 5.00% and the average annual interest rate paid on overdrafts was approximately 5.00%.

         As of mid-December 1998, the Corporation, along with certain other Thermo Subsidiaries, has entered into a modification of the above-described arrangement with ABN AMRO. Only European-based Thermo Subsidiaries participate in this arrangement. The new arrangement with ABN AMRO consists of a zero balance arrangement, which includes a $29,719,000 credit facility. The Corporation has access to $2,654,000 under this credit facility. Funds borrowed by the Corporation under this arrangement pay interest at a rate set by Thermo Finance B.V., a wholly-owned subsidiary of Thermo Electron, at the beginning of each month, based on Netherlands market rates. Funds invested by the Corporation under the arrangement earn a rate set by Thermo Finance B.V. at the beginning of each month, based on Netherlands market rates. Such invested funds are collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. Thermo Electron guarantees all of the obligations of each participant in this arrangement. As of January 2, 1999, the Corporation had a negative cash balance of approximately $798,000, based on an exchange rate of $0.5307/NLG 1.00. As of January 2, 1999, the average annual interest rate earned on NLG deposits by participants in this credit arrangement was approximately 3.63% and the average annual interest rate paid on overdrafts was approximately 4.5%.

         At January 2, 1999, the Corporation owed Thermo Electron and its other subsidiaries an aggregate of $19,810,000 for borrowings relating to the Graseby acquisition, discussed above, for amounts due under the Corporate Services Agreement and related administrative charges, for other products and services, and for miscellaneous items. The largest amount of net indebtedness owed by the Corporation to Thermo Electron and its other subsidiaries since January 3, 1998 was $21,925,000. With the exception of the Graseby borrowing described above, these amounts do not bear interest and are expected to be paid in the normal course of business.

         As of January 2, 1999, $3,741,000 of the Corporation's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Corporation in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper and other


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marketable securities, in the amount of at least 103% of such obligation. Thermo
Electron maintains possession of the underlying securities and has the right of substitution at its discretion. The Corporation's funds subject to the repurchase agreement will be readily convertible on demand into cash by the Corporation and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

         Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Corporation. As part of this reorganization, Thermedics' majority interest in the Corporation would be transferred to Thermo Electron. The Corporation would then be taken private and become a wholly owned subsidiary of Thermo Electron. It is currently contemplated that the Corporation's shareholders would receive cash in exchange for their shares of common stock of the Corporation. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; approval by the Boards of Directors of the Corporation, Thermedics and Thermo Electron (including the independent directors of the Corporation and Thermedics); negotiation and execution of definitive agreements; clearance by the Securities and Exchange Commission of any necessary documents in connection with the proposed transactions; and the receipt of fairness opinions from investment banking firms on certain financial aspects of the transactions.

STOCK HOLDING ASSISTANCE PLAN

         The human resources committee of the Corporation's board of directors (the "Committee") established a stock holding policy that required executive officers to acquire and hold a minimum number of shares of Common Stock. In order to assist the executive officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which it could make interest-free loans to certain key employees, including its executive officers, to enable such employees to purchase the Common Stock in the open market. This policy and plan have been amended to apply only to the chief executive officer of the Corporation. In 1996, Mr. Lewis J. Ribich, the Corporation's chief executive officer, and Mr. M. Preston Luman, the Corporation's vice president, operations, each received loans in the respective principal amounts of $75,384 and $58,329 under this plan to purchase 5,200 and 4,800 shares of Common Stock, respectively, of which amounts $56,144 and $46,663, respectively, were outstanding as of January 31, 1999. During 1997, Mr. Luman received an additional loan in the principal amount of $11,681 under the plan to purchase 1,000 shares of Common Stock, of which amount $9,345 was outstanding as of January 31, 1999. These loans are repayable upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise determined by the Committee.


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